Exhibit 99.1

YM BIOSCIENCES RECEIVES CLEARANCE TO IMPORT NIMOTUZUMAB FOR CLINICAL RESEARCH IN THE US
- Clearance will allow YM to submit an Investigational New Drug (IND) application to the FDA -

MISSISSAUGA, Canada - September 25, 2006 - YM BioSciences Inc. (AMEX:YMI, TSX:YM, AIM:YMBA), a company engaged in the acquisition, development and commercialization of oncology and acute care products, today announced that the Office of Foreign Assets Control (OFAC) of the US Treasury Department has approved a license that allows YM BioSciences’ wholly-owned U.S. subsidiary to import nimotuzumab into the United States for the purpose of clinical trials in pediatric patients with pontine glioma. Nimotuzumab is a monoclonal antibody that targets the Epidermal Growth Factor Receptor (known as EGFR) and was developed at the Center for Molecular Immunology affiliated with the University of Havana.

As a result of the OFAC license, YM BioSciences plans to submit an IND to the FDA to allow the investigation of nimotuzumab for the treatment of children with intrinsic diffuse pontine glioma. Upon FDA granting permission for the IND to proceed nimotuzumab, to the knowledge of the company, would be the first anti-cancer drug from Cuba to be used in clinical trials in the US.

“Diffuse pontine glioma is an inoperable malignant brain cancer that only affects children and, furthermore, it is a treatment resistant tumor so that children currently suffering from it have few treatment options,” said David Allan, Chairman and CEO of YM BioSciences. “With this license from OFAC, we propose to submit an IND to the FDA to investigate nimotuzumab, thus potentially allowing US children access to the drug through a controlled clinical trial setting while collecting efficacy and safety data. Nimotuzumab has been available to children in other countries through their participation in clinical trials since 2004. At present median survival following diagnosis and treatment with radiation or chemoradiation is approximately 8.5 months, and median survival after recurrence following treatment is approximately three months.”

Preliminary data from a Phase II nimotuzumab monotherapy study in Germany in pediatric high-grade glioma were presented at SIOP in 2005 and at ASCO in 2006. Data from this study formed the basis for a currently ongoing Phase III trial, combining nimotuzumab with radiation, in Europe through YM BioSciences’ licensee OncoScience AG. Final results of that Phase II trial were presented at the 38th Congress of the International Society of Paediatric Oncology, Geneva, Switzerland, September 18, 2006.

The OFAC license permitting the import of nimotuzumab is an important first step towards preparing to initiate US clinical trials, and provided that the FDA concurs with the design a trial in diffuse intrinsic pontine glioma will be undertaken in numerous US and Canadian hospitals with the principal investigational site being the Hospital for Sick Children in Toronto, Canada. The current OFAC license allows the import of nimotuzumab for use in clinical trials only. The commercialization of the drug would require an additional license from OFAC.

Nimotuzumab, which is currently approved in India, China, Argentina, and Columbia as well as Cuba, was recently licensed by YM to Daiichi Pharmaceutical Co. for the Japanese market. In Europe and Canada, the drug is in numerous clinical trials including non-small cell lung cancer, pediatric glioma and refractory solid tumours (principally colorectal). That latter study evaluated nimotuzumab as monotherapy. The study was conducted at The Princess Margaret Hospital in Canada in 2006 and demonstrated significant clinical benefit in this highly refractory patient population. Data from this study will be submitted to upcoming medical meetings in 2007.

About YM BioSciences
YM BioSciences Inc. is engaged in the acquisition, development and commercialization of oncology and acute care products.

In addition to nimotuzumab, YM BioSciences is developing tesmilifene, AeroLEF™ and Norelin.

Tesmilifene is a small molecule that targets multi-drug resistant (MDR+) cancer cells and is being tested in combination with various standard chemotherapy regimens for the treatment of a number of cancers. The ‘DEC’ pivotal trial for tesmilifene in metastatic and recurrent breast cancer has been the subject of two interim analyses of safety and survival data which indicated the drug continues to be safe and the trial continues to have the prospect of meeting its survival endpoint. The third of a number of interim analyses is anticipated in the coming months and mature data during calendar 2007. In addition to the Phase III DEC trial, which combines tesmilifene with an anthracycline, a collaborative trial with Sanofi-Aventis is currently ongoing combining tesmilifene with Taxotere® (docetaxel) a taxane drug. A trial combining tesmilifene with epirubicin, cyclophosphamide, and 5-FU is anticipated for the treatment of gastric cancer and additional trials are in planning.

AeroLEF™ is a unique inhaled-delivery composition of free and liposome encapsulated fentanyl, for the treatment of moderate to severe acute pain, including cancer pain. AeroLEF™ is currently enrolling post-surgical patients in a randomized Phase IIb trial for which preliminary results will be presented at the American Society of Anesthesiologists Annual Meeting, McCormick Place - Chicago, IL, October 14 - 18, 2006.

Norelin, an anti-cancer vaccine, stimulates the immune system to develop antibodies to gonadotropin-releasing hormone (GnRH).  In addition, YM BioSciences also owns a portfolio of pre-clinical compounds

This press release may contain forward-looking statements, which reflect the Company’s current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company’s ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that the pivotal tesmilifene Phase III trial will be completed on schedule and yield mature data in calendar 2007; that the DSMB’s recommendations to continue the pivotal trial for tesmilifene based on two early analyses implies that the trial continues to have the prospect of meeting its primary endpoint; that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, The Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-212-477-9007 x31	Tel. +1-416-815-0700 x 229
Fax +1-212-460-9028	Fax +1-416-815-0080
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com